Exhibit 4.1

AMENDED CERTIFICATE OF DESIGNATION OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
THE TIREX CORPORATION

Pursuant to Sections 141, 151 and 152 of Title 8, Chapter 1 of the Delaware Code

The Tirex Corporation, a corporation organized and existing under the laws of the state of Delaware (the "Corporation"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Corporation, (ii) the provisions of Sections 141, 151 and 152 of Title 8, Chapter 1 of the Delaware Code, and (iii) the resolutions adopted by the Board of Directors of the Corporation by unanimous written consent dated May 12, 2008, the Board of Directors duly adopted resolutions providing for the adoption of the Amended Certificate of Designation (the "Amended Certificate") of Series A Convertible Preferred Stock of the Corporation and creating the number of votes to which each share of Series A Convertible Preferred Stock is entitled, which resolutions are as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation, the Board of Directors does hereby approve the issuance of up to three million (3,000,000) shares of Series A Convertible Preferred Stock, par value $.001 per share, of the Corporation, to be designated "Series A Convertible Preferred Stock" of the presently authorized shares of Preferred Stock. The voting powers, designations, preferences, and other rights of the Series A Convertible Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1.     Cash Dividends. No cash dividends shall be paid with respect to the shares of Series A Convertible Preferred Stock.

2.     Voting. The holders of Series A Convertible Preferred Stock ("Holders") shall bear the right to one hundred (100) votes per share on any matter properly before the shareholders for a vote. The voting rights shall be subject to all splits.

3.     Conversion. The Series A Convertible Preferred Stock shall become convertible upon the earlier of: (i) the Holders’ election, or (ii) January 8, 2009. The following provisions shall apply after the Series A Convertible Preferred Stock becomes convertible:

(a) Upon the election of the holders to convert the Series A Convertible Preferred Stock, the holders of said shares of Series A Convertible Preferred Stock shall surrender the certificate or certificates for such shares at the office of the Corporation (or at such other place as the Corporation may designate by notice to the holders of shares of Series A Convertible Preferred Stock) during regular business hours, duly endorsed to the Corporation or in blank, or accompanied by instruments of transfer to the Corporation in blank, in form satisfactory to the Corporation and shall give written notice to the Corporation at such office that said holder has been instructed that the Corporation has elected to convert the shares of Series A Convertible Preferred Stock. The Corporation shall, as soon as practicable after such deposit of certificates for shares of Series A Convertible Preferred Stock, accompanied by the written notice above prescribed, issue and deliver at such office to the holder for whose account such shares were surrendered, or to his nominee, certificates representing the number of shares of common stock to which such holder is entitled upon such conversion.

(b) Conversion shall be deemed to have been made as of the date of surrender of certificates for the shares of Series A Convertible Preferred Stock to be converted and the delivery of written notice as hereinabove provided; and the person entitled to receive the common stock issuable upon such conversion shall be treated for all purposes as the record holder of such common stock on such date.

(c) Conversion shall be as follows:

(i) The holders of all shares of Series A Convertible Preferred Stock shall be entitled to five (5) shares of common stock of the Corporation (the "Common Stock") for each share of Series A Convertible Preferred Stock surrendered for conversion. Fractional shares of common stock shall be rounded up to the nearest share.

(ii) The Corporation shall pay any and all issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock on conversion of shares of Series A Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which is payable in respect of any transfer involved in the issue or delivery of common stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(iii) The holders of all shares of Series A Convertible Preferred Stock shall not be subject to any non-cash distributions to holders of shares of Common Stock, including without limitation, stock dividends, stock splits and securities issued in a recapitalization.

4.     Fractional Shares. The Series A Preferred Stock may not be issued in fractional shares.

5.     Liquidation, Dissolution, Winding Up. In the event of the liquidation or winding up of the Corporation, the holders of the Series A Convertible Preferred Stock will be entitled to receive, prior and in preference to the holders of Common Stock, an amount up to but not greater than the original purchase price per share of Series A Convertible Preferred Stock, notwithstanding the par value of the Series A Convertible Preferred Stock. The holders may choose by majority vote to treat a merger of the Corporation in which the Corporation is not the surviving entity, or a sale of all or substantially all of the Corporation’s assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holders’ liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

Amended Certificate of
Designation of Series A Convertible
Preferred Stock

IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate to be signed by John Threshie, Jr., its Chief Executive Officer, this 12th day of May, 2008.

THE TIREX CORPORATION

By: /s/ John Threshie, Jr.

     Name: John Threshie, Jr.
     Its: Chief Executive Officer

Amended Certificate of
Designation of Series A Convertible
Preferred Stock